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                            June 15, 2023

       Sam Backenroth
       Chief Financial Officer
       Vascular Biogenics Ltd.
       1 Blue Hill Plaza , Suite 1509
       Pearl River, NY 10965

                                                        Re: Vascular Biogenics
Ltd.
                                                            Registration
Statement on Form S-4
                                                            Filed May 11, 2023
                                                            File No. 333-271826

       Dear Sam Backenroth:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed May 11, 2023

       Summary, page 1

   1. With references to disclosures on pages 170 and 173, please revise the Summary disclosure on page 1
regarding VB-601 to explain that VBL   s goal is to monetize this
                                                        asset prior to or
concurrent with the Merger and that VBL does not anticipate further development of this
asset if the Merger is completed.
   2. Please revise the Summary discussion to provide context and balance to the discussion of the Predictive
Precision Medicines Platform (PPMP). To the extent you highlight the predictive capabilities
of the platform and Notable's belief that it can deliver a drug
                                                        product   s medical
impact and commercial value    faster, higher, and with a greater
                                                        likelihood of success,
  please also explain and highlight that Notable has limited experience in drug
discovery and development and that the platform may never result in
 Sam Backenroth
FirstName  LastNameSam
Vascular Biogenics Ltd. Backenroth
Comapany
June       NameVascular Biogenics Ltd.
     15, 2023
June 15,
Page 2 2023 Page 2
FirstName LastName
         the regulatory approval of a drug candidate or do so with greater speed, value or success.
3. Further to the above comment, please revise the Summary and the Business section to explain that evidence of clinical activity and/or clinical response does not mean that the product candidate has or will demonstrate clinical efficacy or that it will prove to be safe as required to receive regulatory approval.
The pre-Merger net operating loss carryforwards..., page 93

4. Please revise the last sentence of the risk factor to quantify the loss carryforwards.
U.S. Federal Income Taxation of U.S. Holders of VBL Securities, page 165

5. Please revise to indicate that the disclosure in this section concerning the tax consequences to VBL holders constitutes the opinion of tax counsel and also file the opinion as an exhibit to the registration statement. Also, have counsel opine on whether
         VBL is or has been a PFIC in prior tax years. Refer to Staff Legal Bulletin No. 19 (Oct.
         14, 2011).
6.       We note statements that shareholders should    rely solely    upon
their tax advisors
         regarding certain tax consequences. Please remove these disclaimers. In this regard, investors are entitled to rely on the opinion expressed by counsel. Refer to Staff Legal
         Bulletin No. 19 (Oct. 14, 2011).
Predictive Precision Medicines Platform (PPMP) , page 190

7. Please revise to discuss the development history of the platform. For instance, discuss whether it was developed internally and whether current employees were responsible for such development. Clarify whether the platform is fully developed.
8. Revise to clarify whether the predicted response is binary (i.e., predicted responder or predicted non-responder).
9. Discuss how the data repository was built and how it grows. For instance, explain whether lines of data are added through third-party data sets or libraries. Clinical Validation, page 191

10. Please revise to clarify whether the patients referenced in each of the four studies were administered FDA approved drug treatments for the condition or whether they were administered drug candidates pursuant to active INDs. Disclose the dates for these studies. Clarify how clinical response was measured and, if applicable, whether patients were cured of the disease.
Complementary and Companion Diagnostics, page 193

11. Please revise to clarify your current plans with respect to seeking or not seeking FDA approval for the PPMP. In this regard, the graphic on page 195 depicting the clinical
 Sam Backenroth
Vascular Biogenics Ltd.
June 15, 2023
Page 3
         development path for Volasertib appears to indicate that you will file a companion diagnostics (CD) application and seek FDA approval for the diagnostic. In contrast, your disclosure on page 60 indicates that it is too early to make such a determination.
Volasertib, page 193

12. Disclose whether Notable has filed an IND relating to the Phase 2b trial that it expects to initiate in the fourth quarter.
13. Please revise to present the clinical safety and toxicity results for the past clinical trials where Volasertib was administered or advise. Also, reconcile your disclosure concerning these trials with the disclosure on page 54 indicating that Volasertib has not yet been administered in patients.
14.      Please revise to explain the term    ex vivo avatar trial.
15. We refer to the graphic and chart presented at the top of page 195. Please revise to clarify/highlight that the graphic and chart do not reflect actual results from patient testing.
Liquidity and Capital Resources, page 221

16. We note your disclosure that Notable anticipates that its expenses will increase substantially in 2023 as it advances the clinical development of Volasertib and
         Fosciclopirox. We also note the disclosure concerning substantial doubt about the ability of the combined company to continue as a going concern. Please revise to disclose how the funds available to the post-combination company will be allocated. In particular, discuss whether there is funding available to complete the planned Phase 2a AML trial for the Volasertib candidate and whether you presently have funds to conduct ongoing and/or future trials involving Fosciclopirox. Clarify whether the funding is sufficient to operate the business for twelve months following the closing of the merger. Unaudited Pro Forma Condensed Combined Financial Information
Note 3. Pro Forma Adjustments
Unaudited Pro Forma Condensed Combined Balance Sheet     As of December 31,
2022, page
254

17. We note that one of the closing conditions is that the expected aggregate net cash proceeds from the Notable Pre-Closing Financing must be greater than $5,000,000 after deducting all unpaid Transaction Costs applicable to and incurred by Notable, or for which Notable is liable. Therefore, for Note D adjustment (e), either revise to adjust the $6.3 million transaction costs against cash and cash equivalent rather than accrued expenses and other
FirstName LastNameSam Backenroth
       current liabilities or expand your disclosure in Note D adjustment (b) to clarify that the
Comapany     NameVascular
       estimated             Biogenics
                   transaction costs areLtd.
                                        included as an adjustment to the
accrued liabilities line
       item.
June 15, 2023 Page 3
FirstName LastName
 Sam Backenroth
FirstName  LastNameSam
Vascular Biogenics Ltd. Backenroth
Comapany
June       NameVascular Biogenics Ltd.
     15, 2023
June 15,
Page 4 2023 Page 4
FirstName LastName
Unaudited Pro Forma Condensed Combined Statement of Operations - For The Year Ended
December 31, 2022, page 254

18. Please revise to provide a table showing the components of all equity shares included for the pro forma EPS calculation. Also disclose the equity shares excluded from that table
         (e.g. stock options, warrants, and etc.) In your revised disclosure, please clarify how you have treated the pre-funded warrants and restricted stock units, and their respective shares if included, in the EPS share calculation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Li Xiao at (202) 551-4391 or Vanessa Robertson at (202) 551-3649 if
you have questions regarding comments on the financial statements and related matters. Please contact Arzhang Navai at (202) 551-4676 or Joe McCann at (202) 551-6262 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Marianne Sarrazin